FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For September 3, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: September 3, 2003                                                                                                                               By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

Gentry Announces Solid First Half Financial Results;

Drilling Programs Achieve 80% Success Rate

Calgary, Alberta, August 28, 2003 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and six months ended June 30, 2003.

FINANCIAL HIGHLIGHTS

  Gentry’s gross revenue for the six months ended June 30, 2003 was $12,117,453, 40% higher than the $8,665,108 in the comparative period of 2002. For the three months ended June 30, 2003, gross revenue was $5,354,456, or 14% higher than the $4,708,841 recorded a year ago.

  Cash flow for the first half of 2003 was $5,146,697 ($0.22 per share), 63% higher than $3,163,115 ($0.14 per share) in the first half of 2002. Second quarter cash flow figures for 2003 and 2002 were $1,902,572 ($0.08 per share) and $1,566,842 ($0.07 per share) respectively.

  The Company’s net income for the six months ended June 30, 2003 increased 132% to $2,103,194 ($0.09 per share) from the $908,104 ($0.04 per share) recorded in the first six months of 2002. For the three-month periods, net income was virtually unchanged at $506,205 ($0.02 per share) in the second quarter of 2003 versus $505,637 ($0.02 per share) in the second quarter of 2002.

  Gentry’s capital program for the six-month period ended June 30, 2003 was $6,500,178 versus $4,165,563 in the comparative period. For the most recent quarter, Gentry recorded $2,855,317 in capital expenditures, doubling the $1,410,728 spent in the first three months of 2003.

  The June 30, 2003 net debt of $8,674,267 is equivalent to ten months of annualized first half 2003 cash flow.

OPERATIONAL HIGHLIGHTS

  Average daily production for the first half of 2003 decreased by 8% to 1,612 boe/d from the 1,759 boe/d recorded in the corresponding period in 2002. Second quarter figures were 1,595 boe/d and 1,747 boe/d for 2003 and 2002 respectively.

  Natural gas production for the first six months of the year averaged 4,354 mcf/d, while crude oil and natural gas liquids were 886 bbls/d. Production numbers for the second quarter were 4,154 mcf/d and 903 bbls/d.

  Production was restricted in the quarter due to waiting for Good Production Practice (“GPP”) applications on a number of the Company’s wells located in the Princess area and delays in tie-in programs due to very wet weather conditions between March and June.

  Current daily production volumes are just over 1,800 boe/d. Additional production of 450 boe/d is currently behind pipe and anticipated to be onstream by late September 2003. This should result in the Company exiting the third quarter above the 2,200 boe/d level.

  The Company achieved an 88% success rate (91% net) on its second quarter eight-well drilling program (5.6 net). For the six months ended June 30, 2003, the Company achieved an 80% success rate (82% net) from 15 wells drilled (8.2 net).

  Gentry plans to drill 40 additional wells (18.8 net) during the last half of this year. These prospects are primarily located in three core areas, namely Princess, Whitecourt and Sedalia.

Three months ended June 30				Six months ended June 30
	2003	2002	% change	2003	2002	% change
Financial
Revenue	5,354,456	$4,708,841	14%	12,117,453	$8,665,108	40%
Cash Flow	1,902,572	1,566,842	21%	5,146,697	3,163,115	63%
Per share – basic	0.08	0.07	14%	0.22	0.14	57%
Per share – fully diluted	0.08	0.07	14%	0.21	0.14	50%
Net Income	506,205	505,637	- %	2,103,194	908,104	132%
Per share – basic	0.02	0.02	- %	0.09	0.04	125%
Per share – fully diluted	0.02	0.02	- %	0.08	0.04	100%
Net Capital Expenditures	2,855,317	1,410,728	102%	6,500,178	4,165,563	56%
Net Debt				8,674,267	9,376,798	(7)%
Shares Outstanding, weighted average	23,904,340	22,015,568	9%	23,920,623	22,114,964	8%
Shares Outstanding, diluted	24,747,333	22,612,889	9%	24,763,616	22,712,285	9%
Production
Oil & Liquids (bbls/d)	903	980	(8)%	886	1,003	(12)%
Gas (mcf/d)	4,154	4,605	(10)%	4,354	4,534	(4)%
Barrels of oil equivalent	1,595	1,747	(9)%	1,612	1,759	(8)%
Average Prices
Oil & Liquids per barrel	$34.37	$34.46	- %	$38.70	$30.73	26%
Gas per mcf	6.69	3.91	71%	7.50	3.76	99%
Barrel of Oil Equivalent	36.88	29.62	25%	41.54	27.22	53%
Operating Netbacks
Oil & Liquids per barrel	$16.55	$17.54	(6) %	$18.96	$15.81	20%
Gas per mcf	3.92	2.30	70%	4.90	2.11	132%
Oil Equivalent per boe	19.58	15.90	23%	23.67	14.46	64%

Cash Flow Netback per boe	$13.11	$9.85	33%	$17.64	$9.93	78%
Net Income per boe	3.50	3.18	10%	7.21	2.84	154%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

In the last year, Gentry has realized significant benefits from its investments, both professional and capital, in the transition to a full-cycle exploration and production company. The focus on securing a solid base in its core areas and adding value to that base by acquiring larger operated interests through land acquisitions, aggressive drilling programs and large 3D seismic acquisitions is now being positively reflected in the Company’s financial and operating results.

As of June 30, 2003, 15 wells (8.2 net) have been drilled, yielding 11 gas wells (6.4 net), one oil well (0.3 net) and three dry holes (1.5 net). This has resulted in an 80% success rate (82% net). The Company achieved an 88% success rate (91% net) on its second quarter drilling program despite forced delays and road bans resulting from one of the wettest springs in recent memory. The second quarter drilling program consisted of eight wells (5.6 net) and resulted in seven gas wells (5.1 net) with one well (0.5 net) abandoned. Gentry operated seven of these wells.

In comparison to the very short drilling window in the second quarter, during July and August the Company has drilled, or is in the process of drilling, 17 wells (6.4 net) out of a 40-well (18.8 net) second half drilling program.  This drilling program should add significant volumes to Gentry’s production profile.

Princess/Tide Lake:

The Company continues to focus on the Princess area of southeast Alberta. This core area has seen 44% of Gentry’s drilling as of the end of August. Commensurate with this drilling focus, the Company has expanded its land base and its proprietary seismic 3D database in this area during the months since its first quarter reporting.  The Company currently has over 150 km2 of proprietary 3D and in excess of 115 km2 of non-proprietary 3D seismic data.

For the third and fourth quarters of the year, the Company anticipates drilling approximately 19 additional wells (7.9 net) in this area. All of the proposed locations will be drilled based on the Company’s seismic information. Target formations have expanded beyond the initial Mississippian and Devonian aged reservoirs to include the shallower multi-zone potential Cretaceous-aged reservoirs. With success through the drill bit, the Company continues to expand potential fairways, which will provide activity throughout 2004.

The long-awaited Princess gas pipeline, which is 11 km in length and has 80 road and pipeline crossings, is nearing completion with an anticipated final pressure test by September 15 and first gas flowing days later.  The completion of this pipeline will also allow Gentry to exploit additional gas on its lands, as infrastructure space becomes available. Gentry’s land picture continues to grow throughout the Princess region and will remain an important focus for capital and exploration efforts over the next 18 months.

Whitecourt:

In the Whitecourt area of west central Alberta, the Company participated in the drilling of two wells (1.0 net) in the first half of the year, resulting in two gas wells (1.0 net). Five wells (1.6 net) have been drilled since the end of the second quarter, with one well (0.5 net) dry and abandoned and the remaining four wells in various stages of drilling, completion or tie-in.  The Company anticipates up to seven more wells (2.3 net) will be drilled in this area prior to year-end, but this will depend, to a large degree, on the timing of freeze-up in the Whitecourt area.  The Company now controls approximately 40 sections of land in this region and has a corporate mandate for further expansion.

Sedalia/Oyen:

In Sedalia, located in East Central Alberta, Gentry has drilled six wells (4.6 net) through the second quarter, four (3.5 net) of which are on production, one (0.6 net) is awaiting tie-in and one (0.5 net) was dry and abandoned. This area is characterized by fast onstream times, quick payout, and year-round access and will continue to be a focus for our technical teams with additional locations currently being scouted for drilling in the second half of the year. Gentry controls approximately 32 sections of land in the area.

The Company maintains its commitment to growth through the drill bit. Aggressive drilling programs like Gentry’s successful Princess program will provide high impact and long-term corporate growth through large steps in production and reserves while the Company’s activities in areas requiring modest capital programs such as east central Alberta will provide near term steady growth.

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Revenue, Production and Pricing

Gross production revenue increased 40% to $12,117,453 in the first half of 2003 from $8,665,108 recorded in the first half of last year.  The rise in oil and ngls prices contributed $1.28 million to this increase while the increase in gas pricing contributed $2.95 million.  Changes in production levels had the opposite effect on revenue.  The decrease in crude oil and ngls production had the effect of reducing revenue by $650 thousand while the minor decrease in natural gas volumes dropped revenue by $123 thousand.

When comparing the quarterly figures, gross production revenue was $5,354,456 for the three months ended June 30, 2003 versus $4,708,841 a year ago.  While the change in oil and ngls prices decreased revenue by only $7 thousand, the increase in gas pricing increased revenue by $1.05 million.  Changes in production levels could not offset the net gain of pricing changes.  The decrease in crude oil and ngls production had the effect of reducing revenue by $241 thousand while the decrease in natural gas volumes dropped revenue by $160 thousand.

Gentry has not entered into any forward contracts to lock-in commodity prices.

	Three months ended			Six months ended
	Jun 30/03	Jun 30/02	% Change	Jun 30/03	Jun 30/02	% Change
Oil and Liquids
Revenue ($000’s)	2,824.5	3,072.2	9%	6,206.5	5,577.6	11%
Volumes (bbls/d)	903	980	(8)%	886	1,003	(12)%
Pricing ($/bbl)	34.37	34.46	- %	38.70	30.73	26%
Natural Gas
Revenue ($000’s)	2,530.0	1,636.6	55%	5,911.0	3,087.5	91%
Volumes (mcf/d)	4,154	4,605	(10)%	4,354	4,534	(4)%
Pricing ($/mcf)	6.69	3.91	71%	7.50	3.76	99%
Oil Equivalent
Revenue ($000’s)	5,354.5	4,708.8	14%	12,117.5	8,665.1	40%
Volumes (boe/d)	1,595	1,747	(9) %	1,612	1,759	(8) %
Pricing ($/boe)	36.88	29.62	25%	41.54	27.22	53%

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), for the six months ended June 30, 2003 increased 44% to $2,647,954 from $1,832,790 in the comparative period.  Expressed as a percentage of production, oil and liquids royalties were 24.3% in the first half of 2003 versus 21.1% a year ago.  Gas royalties were 19.3% versus 21.2% in the comparative period.  On a boe basis, the percentages were 21.9% in 2003 and 21.2% in 2002.

For the three months ended June 30, 2003, Gentry’s royalties, net of ARTC, were $1,252,733 compared to $969,432 for the three months ended June 30, 2002.  Oil and liquids royalties were 23.6% of their production while gas royalties were 23.1% of gas production.  This compares to 22.0% and 17.9% oil and gas production respectively for the quarter ended June 30, 2002.  On a boe basis, royalties for the most recent quarter were 23.4% versus 20.6% in the comparative period.

Production Expenses

In spite of the Company’s reduced production volumes, gross production expenses increased 15% to $2,562,808 from $2,228,479 a year ago.  On a unit basis, costs increased to $8.79/boe from $7.00/boe a year earlier.  Increased transportation costs at Baldwinton was one reason for this increase while operating costs at Red Willow were higher than normal as a result of some production problems and workovers during the period.

On a quarterly basis, production expenses were $1,258,134 for the three months ended June 30, 2003 compared to $1,211,736 a year earlier.  These figures equate to $8.67/boe and $7.62/boe respectively.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 15% to $1,106,617 in the first half of 2003 from $959,961 in the first half of 2002.  Part of this increase is a result of additional staffing requirements and compensation costs although other administrative costs also saw general increases across the board.  On a barrel of oil equivalent basis, general and administrative expenses were $3.79/boe versus $3.02/boe in the comparative period.

For the three months ended June 30, 2003, general and administrative expenses were $642,255 compared to $521,277 in the second quarter of 2002.  On a unit measurement, costs were $4.42/boe and $3.28/boe respectively.  As Gentry grows its production base, we fully expect to reduce the per boe figures.

Interest Expense

Gentry’s interest expense was $245,504 in the first six months of 2003 versus $167,387 in the first six months of 2002.  This increase reflects the increases in interest rates as well as the increased utilization of the Company’s credit facilities.

Quarterly figures for interest expense were $140,041 for the most recent quarter and $92,302 for the quarter ended June 30, 2002.

Depletion and Depreciation

Depletion and depreciation charges for the first half of this year totaled $2,311,247 representing an increase of $19% from the $1,935,856 a year ago.  This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $7.92/boe compared to $6.08/boe the previous year.  The depletion rate was relatively consistent at 6.80% this year versus 6.68% in the comparative period.

For the three month period ended June 30, 2003 the charge for depletion and depreciation was $1,219,749 compared to $986,803 a year ago.  This computes to $8.40/boe and $6.21/boe respectively.  We expect the rate to drop as Gentry add reserves from its current drilling program.

Income Taxes

Gentry was liable for $542,747 in current taxes for the first six months of 2003 versus $402,070 in the comparative period of 2002.  Future taxes also increased, rising to $754,035 compared to $237,664 in the comparative period.  The increase in taxes is a result of the greater profitability of the Company.

For the quarter ended June 30, 2003, current and future taxes were $218,159 and $167,378 respectively.  This compares with $385,689 and $22,861 for the quarter ended June 30, 2002.

Cash Flow and Earnings

January through June 2003 cash flow from operations rose 63% to $5,146,697 from $3,163,115 in comparative period.  This amounts to $0.22 per share ($0.21 diluted) in 2003 versus $0.14 per share ($0.14 diluted) during the first half of 2002.  Greater net production revenues enabled the Company to achieve this increase.

April through June 2003 cash flow was $1,902,572 versus $1,566,842 a year ago.  The per share numbers are $0.08 ($0.08 diluted) in 2003 and $0.07 ($0.07 diluted) in 2002.

Net income increased 132% to $2,103,194 in the first half of 2003 from $908,104 in the first half of 2002.  The per share numbers were $0.09 ($0.08 diluted) in 2003 versus $0.04 ($0.04 diluted) in 2002.  Strong commodity prices and increased production revenues were the primary factors in this increase.

For the second quarter of 2003, net income was $506,205 or $0.02 per share ($0.02 diluted).  This is similar to the second quarter of 2002, when net income was $505,637 or $0.02 per share ($0.02 diluted).

Netbacks

	Three months ended		Six months ended
($/boe)	June 30/03	June 30/02	June 30/03	June 30/02
Selling Price	$36.88	$29.62	$41.54	$27.22
Royalties (net of ARTC)	(8.63)	(6.10)	(9.08)	(5.76)
Operating Costs	(8.67)	(7.62)	(8.79)	(7.00)
Operating Netbacks	19.58	15.90	23.67	14.46
Administration	(4.42)	(3.28)	(3.79)	(3.02)
Interest	(0.96)	(0.58)	(0.84)	(0.53)
Current Taxes	(1.50)	(2.43)	(1.86)	(1.26)
Other Income	0.41	0.24	0.46	0.28
Cash Flow	$13.11	$9.85	$17.64	$9.93

Capital Expenditures

Net capital expenditures increased 56% to $6,500,178 from the $4,165,563 incurred in the comparative six-month period.  While funds spent to drill, complete and equip increased by 12%, the 2003 expenditures also emphasized additions to the Company’s land and seismic inventory.  The majority of our efforts were focused in the Company’s core areas of Princess, Tide Lake, Sedalia and Whitecourt.

Capital expenditures for the second quarter of 2003 were $2,855,317, double the $1,410,728 for the second quarter of 2002.

Liquidity and Capital Resources

Since December 31, 2002, Gentry has issued 528,334 common shares pursuant to the exercise of stock options ($0.52 per share), 37,489 shares pursuant to the Employee Share Ownership Plan ($1.51 per share) and repurchased 281,500 shares ($1.43 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first half of the year with 24,067,586 common shares issued and outstanding.

Gentry’s net debt (bank debt less working capital) increased 20% to $8,674,267 at June 30, 2003 from $7,224,659 at the start of the year.  Gentry’s credit limit currently stands at $14 million and is reviewed annually.

NOTES TO THE JUNE 30, 2003 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2002.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2002.

Employee Share Ownership Plan

Commencing January 1, 2003, the Company has an Employee Share Ownership Plan (the “ESOP”) for the benefit of all salaried employees.  Under the ESOP, employees may elect to contribute between 2% and 5% of their base salary with a matching contribution from the Company.  All shares are issued monthly from treasury at the weighted average trading price for that month.

2.

BANK DEBT

The Company has a demand revolving production loan to a maximum of $14,000,000.  The loan is available to the Company by way of prime rate loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate.  The facility is secured by a general assignment of book debts, a first floating charge demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain property and equipment, a general security agreement covering all present and after acquired property, and an assignment of certain specific properties.  The facility is subject to an annual review.  This review will include a borrowing base re-determination and a full assessment of the Company’s financial position and operations.

3.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Pro-Forma stock-based compensation expense

Had compensation costs for the Company’s stock option plan been determined using the fair value method for options granted subsequent to January 1, 2002, the Company’s pro-forma net income and retained earnings for the three months ended June 30, 2003 would be reduced by $39,774 (2002 – Nil) and for the six months ended June 30, 2003 would be reduced by $50,190 (2002 – Nil).  There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 3.85%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

Corporate Information

directors

HUGH G. ROSS

President & Chief Executive Officer

Gentry Resources Ltd.

Calgary, Alberta

MICHAEL HALVORSON

President

Halcorp Capital Ltd.

Edmonton, Alberta

A. BRUCE MACDONALD

President

Stoneyfell Investments Ltd.

Calgary, Alberta

GEORGE T. HAWES

President

G. T. Hawes & Co., Inc.

Plandome, New York

WALTER O’DONOGHUE

Partner

Bennett Jones

Calgary, Alberta

officers & management

HUGH G. ROSS

President and Chief Executive Officer

KETAN PANCHMATIA

Vice-President, Finance and

Chief Financial Officer

R. GORDON MCKAY

Vice-President, Exploration and

Chief Operating Officer

solicitors

Blake Cassels & Graydon LLP

Calgary, Alberta

Toronto, Ontario

auditors

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta

bankers

Toronto Dominion Bank

Oil & Gas Group

Calgary, Alberta

registrar &

transfer agent

Computershare Trust Company

Calgary, Alberta

Toronto, Ontario

stock exchange

TSX

Trading Symbol:  GNY

head office

Suite 2500

101 – 6th Avenue SW

Calgary, Alberta  T2P 3P4

Telephone:  (403) 264-6161

Fax:  (403) 266-3069

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com